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                               [BRITE LETTERHEAD]                      EXHIBIT 4

                                  May 3, 1999

Dear Stockholders:

     We are very pleased to inform you that on April 27, 1999, Brite Voice Systems, Inc. (the "Company") entered into an Acquisition Agreement and Plan of Merger with InterVoice, Inc. (the "Merger Agreement"), pursuant to which InterVoice Acquisition Subsidiary III, Inc., a wholly-owned subsidiary of InterVoice, Inc., today commenced a cash tender offer for 9,158,155 outstanding shares of the Company's common stock at a price of $13.40 per share. Following completion of this offer, upon the terms and subject to the conditions of the Merger Agreement, InterVoice Acquisition Subsidiary III, Inc. will be merged with and into the Company, and each of the shares of the Company's stock not owned by the Company or by dissenting stockholders will be cancelled and converted into the right to receive the merger consideration (in the form of common stock of InterVoice, Inc. or, in certain circumstances, a combination of cash and common stock of InterVoice, Inc.) calculated and paid pursuant to the Merger Agreement.

     Your Board of Directors unanimously approved the Merger Agreement, has determined that the offer is fair and in the best interests of the Company and its stockholders and recommends that stockholders accept the offer and tender their shares pursuant to the offer.

     In arriving at its determination, your Board of Directors considered a number of factors described in the attached Schedule 14D-9, which is being filed today with the Securities and Exchange Commission. Your Board of Directors has received a written opinion, dated April 26, 1999, of the Company's financial advisor, U. S. Bancorp Piper Jaffray, Inc., to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the consideration to be received by the holders of the Company's common stock (other than InterVoice, Inc. and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders. The full text of the written opinion of U. S. Bancorp Piper Jaffray, Inc. is included as an exhibit to the attached Schedule 14D-9 and should be read carefully in its entirety.

     Accompanying this letter is the InterVoice Offer to Purchase, dated May 3, 1999, together with related materials including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the InterVoice offer and provide instructions as to how to tender your shares. I urge you to read the enclosed materials carefully in making your decision with respect to tendering your shares pursuant to the offer.

     I, personally, along with your Board of Directors, management and the employees of the Company, thank you most sincerely for your support over the years.

                                            Sincerely,
                                            /s/ Stanley G. Brannan
                                            Stanley G. Brannan
                                            Chairman, President and
                                            Chief Executive Officer